Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is dated as of August 11, 2023, by and between ReWalk Robotics, Inc., a Delaware corporation (the “Company”), with offices at 200 Donald Lynch Boulevard, Marlboro, MA 01752 and Charles Remsberg (the “Employee”) of 770 Luce Court, Mountain View, CA 94041.

WITNESSETH:

WHEREAS the Company desires to enter into employment with the Employee upon the closing (the date of such closing, the “Effective Date”) of the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), dated as of August 8, 2023, by and among the Company, AlterG, Inc., [Merger Sub], Inc. and the other party thereto, and the Employee is willing to accept such employment with the Company on a full-time basis, all in accordance with the terms and conditions set forth below; and

WHEREAS, if the Merger is not consummated, this Agreement shall be void ab initio.

NOW, THEREFORE, for and in consideration of the premise hereof and the mutual covenants contained herein, the parties hereto hereby covenant and agree as follows:

1.             Employment.

(a)          The Company hereby agrees to employ the Employee, and the Employee hereby agrees to accept such employment with the Company, beginning on the Effective Date and continuing for the period set forth in Section 2 hereof, all upon the terms and conditions hereinafter set forth.

(b)          The Employee affirms and represents that, as of the commencement of the Employee’s employment by the Company on the Effective Date, the Employee will be under no obligation to any former employer or other party which is in any way inconsistent with, or which imposes any restriction upon, the Employee’s acceptance of employment hereunder with the Company, the employment of the Employee by the Company, or the Employee’s undertakings under this Agreement.

2.             Term of Employment.

(a)          Unless earlier terminated as provided in this Agreement, the term of the Employee’s employment under this Agreement shall be for a period beginning on the Effective Date and ending on the twenty-four (24) month anniversary following the Effective Date (the “Initial Term”).

(b)          The term of the Employee’s employment under this Agreement shall be automatically renewed for additional twelve-month terms (each, a “Renewal Term”) upon the expiration of the Initial Term or any Renewal Term unless the Company or the Employee delivers to the other, at least ninety (90) days prior to the expiration of the Initial Term or applicable Renewal Term, written notice specifying that the term of the Employee’s employment will not be renewed at the end of the Initial Term or Renewal Term.  If the term of the Employee’s employment is not renewed, the severance terms set forth in Section 9(b) below will take effect.  The period of time the Employee is employed by the Company is hereinafter called the “Employment Term”.

3.             Duties.  The Employee shall be employed as the Chief Sales Officer and as a Section 16 Officer of the Company, shall faithfully and competently perform such duties as inhere in such position and shall also perform and discharge such other executive employment duties and responsibilities as the CEO of the Company shall from time to time determine.  The position shall report to the CEO.  Employee shall perform Employee’s duties principally at the Company’s office in Marlborough, Massachusetts (or, with prior approval from the CEO of the Company, the Employee’s home office or other remote location), with such travel to such other locations from time to time as the CEO of the Company may reasonably prescribe and that is mutually agreed upon.  Except as may otherwise be approved in advance by the CEO of the Company, and except during vacation periods and reasonable periods of absence due to sickness, personal injury or other disability or non-profit public service activities, Employee shall devote Employee’s full time throughout the Employment Term to the services required of Employee hereunder.  Employee shall render Employee’s business services exclusively to the Company (which term includes any of its subsidiaries or affiliates).  During the Employment Term, Employee shall use Employee’s best efforts, judgment and energy to improve and advance the business and interests of the Company in a manner consistent with the duties of Employee’s position.  Notwithstanding the foregoing, the Employee shall be entitled to participate as a director and investor in other business enterprises and to engage in activities related thereto so long as such participation and activities do not (i) involve a substantial amount of the Employee’s time, (ii) impair Employee’s ability to perform Employee’s duties under this Agreement or (iii) violate the provisions of Section 12 of this Agreement.

4.             Salary.  As compensation for the complete and satisfactory performance by the Employee of the services to be performed by the Employee hereunder during the Employment Term, the Company shall pay the Employee (i) an initial base salary at the annual rate of three hundred seventy-five thousand dollars ($375,000), increases thereto as may be determined from time to time by the Compensation Committee of the Company in its sole discretion, being hereinafter referred to as “Base Salary”).  Any Base Salary payable hereunder shall be paid in regular intervals (in the United States, twice per month) in accordance with the Company’s payroll practices from time to time in effect.  Employee shall additionally be eligible to participate in annual merit increases beginning January 1, 2025.

5.             Bonus.  From the effective date until December 31, 2023, there will be a bonus program for achieving AlterG sales at plan for this period. Achievement at 100% plan would result in a payment of $30,000. The amount would be paid in a linear fashion for sales at 90% of plan and also in a linear fashion for sales above plan. There is no cap. As of January 1, 2024, the Employee will be eligible to participate in the Company’s bonus plan, with eligibility for an annual bonus of up to thirty-five percent (35%) of the Employee’s then-Base Salary, assuming Company and individual objectives are met (the “Bonus”).  Bonus percentage will be subject to specific objectives and accomplishments as are mutually agreed upon by the Company’s board of directors (the “Board”) and the Employee.  Payment of the Bonus will be subject to the approval of the Compensation Committee of the Board.  Performance that exceeds the agreed-upon objectives will allow for payment beyond the thirty-five percent (35%) target (the “Target Bonus”). To earn the Bonus, the Employee must be employed by the Company on the day such Bonus is paid.

6.             Equity Compensation.  As a material inducement to entering into this Agreement and becoming an employee of the Company, subject to approval by the Company Committee or a majority of the Company’s independent directors, on or reasonably promptly following the Effective Date, the Company will grant the Employee an initial one-time award of 200,000 restricted stock units (“RSUs”).  The RSUs shall be granted as inducement grants consistent with the requirements of NASDAQ Stock Market Rule 5635(c)(4). The RSUs will vest in four equal annual installments, commencing as of the grant date, and shall have such other terms generally consistent with the terms set forth in the Company’s 2014 Equity Incentive Plan; provided, however, that in the event the Employee’s employment with the Company is terminated by the Company (or its successor) without Cause (as defined below) or by the Employee for Good Reason (as defined below) within 90 days prior to a Change of Control or one year following a Change of Control, the RSUs will fully vest upon the later to occur of (i) the effective date of termination of employment (the “Date of Termination”), (ii) the Release Effective Date (as defined below), and (iii) the date such Change of Control is consummated; provided, that provided that the termination or forfeiture of the unvested portion of such RSUs would otherwise occur on the Date of Termination in the absence of this provision will be delayed until the later of the Release Effective Date or a Change of Control and will only occur if the vesting pursuant to this Section 6 does not occur due to either the absence of the Release Effective Date within the time period set forth therein or, in the case the Date of Termination occurs prior to a Change of Control, the Change of Control does not occur within 90 days following the Date of Termination.

  For purposes of this Agreement, the term “Change of Control” shall have the meaning set forth in Section 2.10 of the Company’s Amended and Restated 2014 Incentive Compensation Plan and the term “Good Reason” means Employee resigns due to any of the following: (i) the Employee no longer reports to a person with a grade level equal to or higher than the Employee as of the date employment commences, (ii) a ten percent (10%) or greater reduction in the Base Salary (other than an equivalent percentage reduction in the base salaries that applies to Employee’s entire business unit); (iii) a significant reduction in Employee’s responsibilities with respect to management of Company or in Employee’s authority or status within Company (provided, however, that a reduction in Employee’s responsibilities or authority following a Change in Control shall not constitute Good Reason if (x) there is no demotion in Employee’s position or reduction of the scope of Employee’s duties within the Company that existed before the Change in Control or (y) Employee is given a position of materially similar or greater overall scope and responsibility within the acquiring company (taking into appropriate consideration that a nominally lower hierarchical role in a larger company may involve similar or greater scope and responsibility than a nominally higher role in the hierarchy of a smaller company); (iv) any purported termination of the Executive’s employment for Cause by the Company which does not comply with the terms of this Agreement; or (vi) a material breach by the Company of this Agreement; provided, however, that with respect to (v), Employee must (a) within ninety (90) days following its occurrence, deliver to the Company a written explanation specifying the specific basis for Employee’s belief that Employee is entitled to terminate Employee’s employment for Good Reason, (b) give the Company an opportunity to cure any of the foregoing within thirty (30) days following delivery of such explanation and (c) provided Company has failed to cure any of the foregoing within such thirty (30) day cure period, terminate Employee’s employment within thirty (30) days following expiration of such cure period.

  In addition to the inducement grant described above, the Company will consider granting the Employee additional equity awards on an annual basis as per the Company’s Compensation Policy.

7.             Other Benefits.

(a)          In addition, during the Employment Term, the Employee shall:

(i)          be eligible to participate (on terms at least as favorable as other executive employees) in employee fringe benefits and pension and/or profit-sharing plans that may be provided by the Company for its executive employees in accordance with and subject to the provisions of any such plans, as the same may be in effect from time to time;

(ii)          be entitled to fully paid Harvard-Pilgrim or equivalent medical and dental coverage under the Company’s health care policy for its executive employees and their dependents in accordance with the provisions of such Company’s health care policy, as the same may be in effect from time to time;

(iii)          be entitled to accrue the number of paid vacation days in each calendar year determined by the Company from time to time for its executive officers, which shall accrue in accordance with the Company’s policies, provided that such number of paid vacation days in each calendar year for which Employee will be eligible to accrue shall not be less than twenty (20) work days (four (4) calendar weeks); the Employee shall also be entitled to all paid holidays given by the Company to its senior executive officers;

(iv)          be eligible for sick leave, sick pay and disability benefits in accordance with any Company policy that may be applicable to senior executive employees from time to time; and

(v)          be entitled to reimbursement for all reasonable and necessary out-of-pocket business expenses incurred by the Employee in the performance of Employee’s duties hereunder in accordance with the Company’s normal policies from time to time in effect.

8.             Confidential Information.  The Employee hereby covenants, agrees and acknowledges as follows:

(a)          The Employee has and will have access to and will participate in the development of or be acquainted with confidential or proprietary information and trade secrets related to the business of the Company and any other present or future subsidiaries or affiliates of the Company (collectively with the Company, the “Companies”), including but not limited to (i) inventions; designs; specifications; materials to be used in products and manufacturing processes; customer lists; claims histories, adjustments and settlements and related records and compilations of information; the identity, lists or descriptions of any new customers, referral sources or organizations; financial statements; cost reports or other financial information; contract proposals or bidding information; business plans; training and operations methods and manuals; personnel records; personnel lists; reporting or organizational structure; software programs; reports and correspondence; premium structures; and management systems, policies or procedures, including related forms and manuals; (ii) information pertaining to future developments such as future marketing or acquisition plans or ideas, and potential new business locations and (iii) all other tangible and intangible property, which are used in the business and operations of the Companies but not made public.  The information and trade secrets relating to the business of the Companies described hereinabove in this paragraph (a) are hereinafter referred to collectively as the “Confidential Information”, provided that the term Confidential Information shall not include any information (x) that is or becomes generally publicly available (other than as a result of violation of this Agreement by the Employee), (y) that the Employee receives on a non-confidential basis from a source (other than the Companies or their representatives) that is not known by the Employee to be bound by an obligation of secrecy or confidentiality to any of the Companies or (z) that was in the possession of the Employee prior to disclosure by the Companies.

(b)          The Employee shall not disclose, use or make known any Confidential information or use such Confidential Information in any way except as is in the best interests of the Companies in the performance of the Employee’s duties under this Agreement.  The Employee may disclose Confidential Information when required by a third party and applicable law or judicial process, but only after providing immediate notice to the Company at any third party’s request for such information, which notice shall include the Employee’s intent with respect to such request.  Employee understands that pursuant to the federal Defend Trade Secrets Act of 2016, Employee shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(c)          The Employee acknowledges and agrees that a remedy at law for any breach or threatened breach of the provisions of this Section 8 would be inadequate and, any such breach or threatened breach is likely to cause the Company substantial and irrevocable damage, and therefore, agrees that the Companies shall be entitled to injunctive relief in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting the Companies from pursuing any other rights and remedies available for any such breach or threatened breach.

(d)          The Employee agrees that upon termination of Employee’s employment with the Company for any reason, the Employee shall forthwith return to the Company all Confidential Information in whatever form maintained (including, without limitation, computer discs and other electronic media) and that Employee shall not retain copies of any such Confidential Information.

(e)          The obligations of the Employee under this Section 8 shall, except as otherwise provided herein, survive the termination of the Employment Term and the expiration or termination of this Agreement.

(f)          Without limiting the generality of Section 13 hereof, the Employee hereby expressly agrees that the foregoing provisions of this Section 8 shall be binding upon the Employee’s heirs, successors and legal representatives.

9.             Termination.

(a)          The Employee’s employment hereunder shall be terminated upon the occurrence of any of the following:

(i)          death of the Employee;

(ii)          Employee’s inability to perform Employee’s duties on account of disability or incapacity for a period of one hundred eighty (180) or more days, whether or not consecutive, within any period of twelve (12) consecutive months;

(iii)          the Company giving written notice, at any time, to the Employee that the Employee’s employment is being terminated for Cause; or

(iv)          the Company giving written notice, at any time, to the Employee that the Employee’s employment is being terminated other than pursuant to clause (i), (ii) or (iii) above.

The following actions, failures and events by or affecting the Employee shall constitute “Cause” for termination within the meaning of clause (iii) above:  (A) a conviction of the Employee of, or the entering of a plea of nolo contendere by the Employee with respect to, having committed a felony involving moral turpitude or fraud, (B) acts of dishonesty or moral turpitude by the Employee that are harmful to the Company, (C) intentional acts or omissions by the Employee, inconsistent with orders and policies of the Company, that caused material damage the business of the Company, (D) gross negligence by Employee in the performance of, or disregard by Employee of, Employee’s material obligations under this Agreement or otherwise relating to Employee’s employment which materially damaged the business of the Company, which gross negligence or disregard continue un-remedied for a period of thirty (30) days after written notice thereof to the Employee or failure by the Employee to obey the reasonable and lawful orders and policies of the Board that are consistent with the provisions of this Agreement (provided that, in each case, the Company shall provide written notice of such proposed termination and detail of the reasons therefore specifying the offending conduct and a reasonable opportunity to discuss the matter with the CEO).

(b)          In the event that Employee’s employment is terminated pursuant to clause (iv) of Section 9(a) above, at any time during Employee’s employment, (i) the Company shall pay to the Employee, as severance pay or liquidated damages or both, an amount equal to fifty percent (50%) of the sum of (A) the Employee’s current annual Base Salary, plus (B) the Target Bonus that the Employee would have received assuming the Employee had not been terminated prior to the applicable date of payment of such Target Bonus (without proration of any nature) assuming achievement of 100% of the milestones and targets as established by the Board for the applicable year of termination (or if terminated in 2023, the full payment of the bonus described in Section 5 above), and (ii) subject to the Employee’s copayment of premium amounts at the applicable active employees’ rate and the Employee’s proper election to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay to the group health plan provider, the COBRA provider or the Employee a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to the Employee if the Employee had remained employed by the Company until the earliest of (A) the 6-month anniversary following the Employee’s Date of Termination (the “Severance Period”); (B) the Employee’s eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of the Employee’s continuation rights under COBRA; provided, however, if the Company determines that it cannot pay such amounts to the group health plan provider or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to the Employee for the time period specified above. Such payments shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates.

(c)          The Employee shall be entitled to voluntarily resign at any time, and  will receive severance pay as discussed in Section 9(b) if the Employee resigns for Good Reason (as defined in Section 6 above).

(d)          Notwithstanding anything to the contrary expressed or implied herein, except as required by applicable law and except as set forth in Section 9(b) and 9(c) above, the Company (and its affiliates) shall not be obligated to make any payments to Employee or on Employee’s behalf of whatever kind or nature by reason of the Employee’s cessation of employment (including, without limitation, by reason of termination of the Employee’s employment by the Company’s for “Cause”), other than (i) such amounts, if any, of Employee’s Base Salary as shall have accrued and remained unpaid as of the date of said cessation and (ii) such other amounts, if any, which may be then otherwise payable to the Employee pursuant to the terms of the Company’s benefits plans.

(e)          No interest shall accrue on or be paid with respect to any portion of any payment hereunder.

The payments described in Sections 9(b) and 9(c) above shall be contingent upon (i) the Employee signing a separation agreement and release in a form and manner satisfactory to the Company, (the “Separation Agreement and Release”), and (ii) the Separation Agreement and Release becoming irrevocable (the “Release Effective Date”), all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release). The amounts payable under Section 9(b) and 9(c), to the extent taxable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over the Severance Period commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments, to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.  Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

10.           Severance Bonus in Event of Change of Control.  In the event that the Employee’s employment with the Company is terminated by the Company (or its successor) not for Cause or by the Employee for Good Reason within 90 days prior to a Change of Control or one year following a Change of Control, the Employee shall be entitled to:

(a)          A lump sum cash payment equal to 12 months of the Base Salary; plus

(b)          A lump sum cash payment equal to Employee’s Bonus for the year in which Date of Termination occurs equal to the Bonus that the Employee would have received assuming Employee had not been terminated prior to the applicable date of payment of such Bonus and also assuming achievement of 100% of the milestones and targets as established by the Company for the applicable year of termination; and

(c)          Subject to the Employee’s copayment of premium amounts at the applicable active employees’ rate and the Employee’s proper election to receive benefits under COBRA, the Company shall pay to the group health plan provider, the COBRA provider or the Employee a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to the Employee if the Employee had remained employed by the Company until the earliest of (A) the 12-month anniversary following the Employee’s Date of Termination; (B) the Employee’s eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of the Employee’s continuation rights under COBRA; provided, however, if the Company determines that it cannot pay such amounts to the group health plan provider or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to the Employee for the time period specified above. Such payments shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates; and

(d)          The vesting acceleration described in Section 6 above

The provisions of this Section 10 shall apply in lieu of, and expressly supersede, the provisions of Section 9 if the Employee’s employment is terminated either (a) by the Company not for Cause or (b) by the Employee for Good Reason within 90 days prior to a Change of Control or one year following a Change of Control.

The payments described in Sections 10(a), 10(b), 10(c) and 10(d) shall be contingent upon (i) the Employee signing a Separation Agreement and Release, and (ii) the occurrence of the Release Effective Date, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release), and shall be paid within 60 days after the later of (i) the Employee’s Date of Termination, (ii) Release Effective Date, or (iii) the consummation of a Change of Control; provided, however, the payments described in Section 10(c) shall begin upon the later of the Date of Termination and the Release Effective Date, but if the Change of Control does not occur within 90 days following the Date of Termination, the duration of such benefits shall be reduced to the Severance Period described in Section 9(b) above; provided further, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Code, shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period.

11.           Non-Assignability.

(a)          Neither this Agreement nor any right or interest hereunder shall be assignable by Employee or Employee’s beneficiaries or legal representatives without the Company’s prior written consent; provided, however, that nothing in this Section 11(a) shall preclude the Employee from designating a beneficiary to receive any benefit payable hereunder upon Employee’s death or incapacity.

(b)          Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to exclusion, attachment, levy or similar process or to assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.           Inventions.  Employee will make full and prompt disclosure to the Company of all inventions, discoveries, designs, developments, methods, modifications, improvements, processes, algorithms, data, databases, computer programs, research, formulae, techniques, trade secrets, graphics or images, and audio or visual works and other works of authorship, and other intellectual property, including works-in-process (collectively “Developments”) whether or not patentable or copyrightable, that are created, made, conceived or reduced to practice by Employee (alone or jointly with others) or under Employee’s direction during the Employment Term.  Employee acknowledges that all work performed by Employee is on a “work for hire” basis, and Employee hereby does assign and transfer and, to the extent any such assignment cannot be made at present, will assign and transfer, to the Company (which, for purposes of this sentence, shall be Employee’s employing entity unless otherwise specified by such entity) and its successors and assigns all Employee’s right, title and interest in and to all Developments that (a) relate to the business of the Company or its subsidiaries or other affiliates or any customer of, supplier to or business partner of the Company or its subsidiaries or other affiliates or any of the products or services that have been, are being or will be researched, developed, manufactured or sold by the Company or its subsidiaries or other affiliates or which may be used with such products or services; or (b) result from tasks assigned to Employee by the Company or its subsidiaries or other affiliates; or (c) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company or its subsidiaries or other affiliates, and all related patents, patent applications, trademarks and trademark applications, copyrights and copyright applications, sui generis database rights and other intellectual property rights in all countries and territories worldwide and under any international conventions.

13.           Restrictive Covenants.

(a)          Non-Competition.  During the Employment Term and, in the event the Employee’s employment is terminated by the Company pursuant to clause (iii) of Section 9(a) above, during the twelve (12) month period following such termination , the Employee will not directly or indirectly (as a director, officer, executive employee, manager, consultant., independent  contractor, advisor or otherwise) provide the types of services that Employee provided for the Company for on behalf of any business or organization which engages in competition with the Company within the meaning of Section 13(d) below, provided, however, that the provisions of this Section 13(a) shall not be deemed to prohibit the Employee’s ownership of not more than two percent (2%) of the total shares of all classes of stock outstanding of any publicly held company in competition with the Company, or ownership, whether through direct or indirect stock holdings or otherwise, of one percent (1%) or more of any other business in competition with the Company.  The geographic territory within which this Section 13(a) applies is all of the United States of America, Europe and Asia.  In the event Employee is subject to the post-employment non-competition restrictions in this Section 13(a), the Company shall make garden leave payments to Employee for the post-employment portion of the non-compete at the rate of 50% of the highest annualized base salary paid to Employee by the Company within the two-year period preceding the last day of Employee’s employment.

(b)          Non-Solicitation.  During the Employment Term and during the twelve (12) month period following the end of the Employment Term for any reason whatsoever, the Employee will not directly or indirectly induce or attempt to induce any employee of any of the Companies to leave the employ of the Company, or in any way interfere with the relationship between the Company and any employee thereof.

(c)          Non-Interference.  During the Employment Term and, in the event the Employee’s employment is terminated by the Company pursuant to clause (iii) of Section 9(a) above, during the twelve (12) month period following such termination, Employee will not, directly or indirectly, solicit or transact any business with any of the customers of the Company solicited during the Employment Term and that Employee had significant contact with during the Employment Term, if such action would have a material, adverse effect on the business of the Company.

(d)          Certain Definitions.  For purposes of this Section 13, a person or entity (including, without limitation, the Employee) shall be deemed to be a competitor of the Company, or a person or entity (including, without limitation, the Employee) shall be deemed to be engaging in competition with the Company, if such person or entity is engaged in a business involving robotic technologies designed to allow mobility of paralyzed or limited mobility patients.

(e)          Certain Representations of the Employee.  In connection with the foregoing provisions of this Section 13, the Employee represents that Employee’s experience, capabilities and circumstances are such that such provisions will not prevent Employee from earning a livelihood.  The Employee further agrees that the limitations set forth in this Section 13 (including, without limitation, time and territorial limitations) are reasonable and properly required for the adequate protection of the current and future businesses of the Companies.  It is understood and agreed that the covenants made by the Employee in this Section 13 (and in Section 8 hereof) shall survive the expiration or termination of this Agreement.

(f)          Injunctive Relief.  The Employee acknowledges and agrees that a remedy at law for any breach or threatened breach of the provisions of Section 13 hereof would be inadequate, and any breach of the obligations in this Section 13 is likely to cause the Company substantial and irrevocable damage, and, therefore, agrees that the Company shall be entitled to injunctive relief in addition to any other available rights and remedies in cases of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting the Company from pursuing any other rights and remedies available for any such breach or threatened breach.

14.           Section 409A.

(a)          The parties intend that this Agreement will be administered in accordance with Section 409A of the Code.  To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code.  Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A 2(b)(2).  The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(b)          Notwithstanding anything to the contrary contained herein, if at the time of the Employee’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Employee is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Employee becomes entitled to under this Agreement or otherwise on account of the Employee’s separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Employee’s separation from service, or (B) the Employee’s death.  If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(c)          All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Employee during the time periods set forth in this Agreement.  All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred.  The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses).  Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d)          To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Employee’s termination of employment, then such payments or benefits shall be payable only upon the Employee’s “separation from service.”  The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A 1(h).

(e)          The Company makes no representation or warranty and shall have no liability to the Employee or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

15.           Withholding; Tax Effect.  All payments made by the Company to the Employee under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.  Nothing in this Agreement shall be construed to require the Company to make any payments to compensate the Employee for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

16.           Binding Effect.  Without limiting or diminishing the effect of Section 8 or Section 13 hereof, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and assigns.

17.           Notices.  All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and (i) delivered personally, (ii) mailed by certified or registered mail, return receipt requested and postage prepaid, (iii) sent via a nationally recognized overnight courier or (iv) sent via facsimile or email confirmed in writing to the recipient, if to the Company at the Company’s principal place of business, and if to the Employee, at Employee’s home address most recently filed with the Company, or to such other address or addresses as either party shall have designated in writing to the other party hereto, provided, however, that any notice sent by certified or registered mail shall be deemed delivered on the date of delivery as evidenced by the return receipt.

18.           Law Governing.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. .

19.           Severability.  The Employee agrees that in the event that any court of competent jurisdiction shall finally hold that any provision of Section 8 or 13 hereof is void or constitutes an unreasonable restriction against the Employee, the provisions of such Section 8 or 13 shall not be rendered void but shall apply with respect to such extent as such court may judicially determine constitutes a reasonable restriction under the circumstances.  If any part of this Agreement other than Section 8 or 13 is held by a court of competent jurisdiction  to be invalid, illegible or incapable of being enforced in whole or in part by reason of any rule of law or public policy, such part shall be deemed to be severed from the remainder of this Agreement for the purpose only of the particular legal proceedings in question and all other covenants and provisions of this Agreement shall in every other respect continue in full force and effect and no covenant or provision shall be deemed dependent upon any other covenant or provision.

20.           Waiver.  Failure to insist upon strict compliance with any of the terms, covenants or condition hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

21.           Entire Agreement; Modifications.  This Agreement constitutes the entire and final expression of the agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof.  This Agreement may be modified or amended only by an instrument in writing signed by both parties hereto.

22.           Attorney’s Fees.  Upon execution hereof, Company will reimburse Employee $3,500 towards fees and expenses incurred in connection with the negotiation and execution of this Agreement.

23.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Company and the Employee have duly executed this Agreement effective as of the Effective Date.

Charles Remsberg	Larry Jasinski Chief Executive Officer ReWalk Robotics, Inc.